Confidential

Ms. Lilyanna Peyser

Ms. Jennifer Thompson

Ms. Jennifer Lopez

Ms. Sondra Snyder

Division of Corporation Finance

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Quhuo Limited (CIK No. 0001781193)

Amendment No.3 to Draft Registration Statement on

Form F-1 Confidentially Submitted on February 20, 2020

Dear Ms. Peyser, Ms. Thompson, Ms. Lopez and Ms. Snyder,

On behalf of our client, Quhuo Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter in connection with the Company’s amendment No.3 to draft registration statement on Form F-1 confidentially submitted on February 20, 2020 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

***

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at Ernst & Young Hua Ming LLP, Yap Yin Onn, by telephone at 86-21-2228-2277, or via email at Derick.Yap@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang Dan Ouyang

April 17, 2020

Enclosures

cc:

Leslie Yu, Chairman and Chief Executive Officer, Quhuo Limited

Wenting Ji, Chief Financial Officer, Quhuo Limited

Yap Yin Onn, Partner, Ernst & Young Hua Ming LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Daying Zhang, Esq., Partner, Latham & Watkins LLP